Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This amendment (this “Amendment”) to that certain Agreement and Plan of Merger, dated as of October 24, 2021 (the “Merger Agreement”), by and among B. Riley Principal 150 Merger Corp., a Delaware corporation (“Acquiror”), BRPM Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acquiror (“Merger Sub”), and FaZe Clan Inc., a Delaware corporation (the “Company”), is entered into on March 10, 2022, by and among Acquiror, Merger Sub and the Company. Acquiror, Merger Sub and the Company are sometimes collectively referred to herein as the “Parties,” and each of them is sometimes individually referred to herein as a “Party.” Any term used in this Amendment without definition has the meaning set forth for such term in the Merger Agreement.

RECITALS

WHEREAS, Section 12.10 of the Merger Agreement provides that, prior to Closing, the Merger Agreement may be amended or modified upon a written agreement by the Parties hereto; and

WHEREAS, the undersigned Parties wish to amend the Merger Agreement to reflect certain revisions as set forth herein.

NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.	The Merger Agreement is hereby amended as set forth below in this Section 1. Revisions to existing provisions of the Merger Agreement are set forth, for ease of reference in this Amendment, with deleted text showing in ~~strikethrough~~ and new text shown in underlined boldface.

(a)	Section 1.1 of the Merger Agreement is hereby amended to delete the following definitions in their entirety: “Unvested Company Option” and “Vested Option Consideration”.

(b)	The definition of “Aggregate Earn-Out Consideration” set forth in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Aggregate Earn-Out Consideration” means a number of Acquiror Shares equal to 6% of the sum of (i) the total number of Acquiror Shares that are issued and outstanding as of immediately after the Closing and (ii) the total number of Acquiror Shares equal to the product of the total number of Net Vested Company Option Shares calculated as of immediately prior to the Merger Effective Time and the Equity Value Exchange Ratio.

(c)	The definition of “Net Vested Company Option Share” set forth in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Net Vested Company Option Share” means, with respect to each Vested Company Option, a number of whole and partial shares of ~~Acquiror~~ Company Common Stock (computed to the nearest four decimal places) equal to (a) the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Vested Company Option immediately prior to the Merger Effective Time, and (ii) the excess, if any, of the Merger Consideration Value over the exercise price per share of Company Common Stock subject to such Vested Company Option, divided by (b) the Merger Consideration Value.

(d)	The definition of “Vested Company Option” set forth in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Vested Company Option” means (a) each Company Option that is then outstanding as of immediately prior to the Merger Effective Time that is vested in accordance with its terms as of the Merger Effective Time (including each Company Option that vests or is deemed vested in accordance with its terms in connection with the transactions contemplated by this Agreement) and (b) seventy-five percent (75%) of each discrete individual grant of Company Options that is then outstanding and unvested in accordance with its terms as of the Merger Effective Time.

(e)	Section 4.6(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(i) As of immediately prior to the Merger Effective Time, each Vested Company Option that is then outstanding shall, automatically and without any required action on the part of the holder thereof, become vested as of the Merger Effective Time. Accordingly, as ~~As~~ of the Merger Effective Time, each Company Option that is then outstanding ~~and that is not a Vested Company Option (each, an “Unvested Company Option”)~~ shall be converted into the right to receive an option relating to Acquiror Common Stock on the same terms and conditions as are in effect with respect to such ~~Unvested~~ Company Option immediately prior to the Merger Effective Time (including with respect to vesting and termination-related provisions) (each, an “Acquiror Option”), except that (A) such Acquiror Option shall relate to such number of shares of Acquiror Common Stock (rounded down to the nearest whole share of Acquiror Common Stock) as is equal to (x) the number of shares of Company Common Stock subject to such ~~Unvested~~ Company Option multiplied by (y) the Equity Value Exchange Ratio, and (B) the exercise price per share of such Acquiror Option shall be equal to the quotient of (x) the exercise price per share of such ~~Unvested~~ Company Option in effect immediately prior to the Merger Effective Time divided by (y) the Equity Value Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent). In addition, each Net Vested Company Option Share shall be treated as an issued and outstanding share of Company Common Stock for all purposes of this Agreement, including for purposes of the definition of Participating Company Common Shares.

(ii) Effective as of five (5) Business Days prior to, and conditional upon the occurrence of, the Merger Effective Time, each holder of a Vested Company Option intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code (a “Vested Incentive Stock Option”), whether vested or unvested, will be entitled to exercise such Vested Incentive Stock Option in full by providing the Company with a notice of exercise and full payment of the applicable exercise price in accordance with the terms of the applicable Company Incentive Plan and related award agreement. ~~As of the Merger Effective Time, each Vested Company Option that is not exercised in accordance with the prior sentence shall, automatically and without any required action on the part of the holder thereof, be converted into the right to receive the Per Share Merger Consideration in respect of each Net Vested Company Option Share in accordance with Section 4.2(b)(ii) as if each Net Vested Company Option Share were one share of Company Common Stock issued and outstanding immediately prior to the Merger Effective Time (the “Vested Option Consideration”). Acquiror shall, or shall cause the Surviving Company to, deliver the portion of the Vested Option Consideration in respect of the Standard Per Share Equity Value Consideration to each holder of Vested Company Options, less any required withholding Taxes and without interest, within three (3) Business Days following the Merger Effective Time; provided, that any such withholding Taxes required to be paid by or collected on behalf of such holder shall be satisfied by retaining a number of shares of Acquiror Common Stock having a fair market value (determined by reference to the closing price of a share of Acquiror Common Stock on the Closing Date) equal to the minimum statutory amount required to be withheld, rounded up to the nearest whole share.~~

(f)	Section 5.1 of the Merger Agreement is hereby amended by inserting as new clause 5.1(c) the following:

(c) Prior to the Closing Date, the Company Board shall adopt a cashless exercise program whereby, effective as of immediately prior to the Merger Effective Time, holders of Company Options may pay the exercise price (as it may be adjusted pursuant to Section 4.6(a)(i)) for their Company Options by making arrangements with a broker to sell a sufficient number of shares covered by such Company Option being exercised so that the net proceeds of the sale transaction will at least equal the amount of the aggregate exercise price (plus interest for the period from the date of exercise to the date of payment), and pursuant to which the broker undertakes to deliver to the Acquiror the exercise price, plus such interest, not later than the settlement date of the sale transaction.

(g)	Footnote 1 to Exhibit I of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

Note to Draft: 15% on a fully diluted basis, ~~and~~ with such 15% calculated to include shares subject to rolled unvested equity awards under the current plan.

2.	Except as expressly amended by this Amendment, all of the terms of the Merger Agreement remain unmodified and in full force and effect and are hereby confirmed in all respects.

3.	This Amendment, along with the Merger Agreement, constitute the full and entire understanding and agreement among the Parties with regard to the subject matter hereof and thereof. No amendment, change, modification or termination of this Amendment or any part hereof shall be effective or binding unless made in writing and signed by each Party.

4.	No Party shall assign, delegate or otherwise transfer any of its rights or obligations under this Amendment (whether by operation of law or otherwise) without the prior written consent of the Company and Acquiror, and any such assignment, delegation or transfer attempted in violation of this Section 4 shall be void. Subject to the preceding sentence, this Amendment shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

5.	This Amendment shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws (whether of the State of Delaware or of any other jurisdiction) to the extent such principles or rules would require or permit the application of Laws of a jurisdiction other than the State of Delaware.

6.	This Amendment may be executed and delivered in any number of counterparts, each of which, when so executed, will be deemed an original and all of which taken together will constitute one and the same agreement. Signatures of a Party which are sent to the other Parties by e-mail (pdf.) shall be binding as evidence of acceptance to the terms hereof by such Party.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date set forth above.

B. RILEY PRINCIPAL 150 MERGER CORP.

By:	/s/ Daniel Shribman
	Name:	Daniel Shribman
	Title:	Chief Executive Officer and Chief Financial Officer

BRPM MERGER SUB, INC.

By:	/s/ Daniel Shribman
	Name:	Daniel Shribman
	Title:	President

FAZE CLAN INC.

By:	/s/ Lee Trink
	Name:	Lee Trink
	Title:	President and Chief Executive Officer

[Signature Page to Amendment to the Agreement and Plan of Merger]